Phone:	(215) 569-5488
Fax:	(215) 832-5488
Email:	Storero@BlankRome.com

January 30, 2007

Michael Clampitt, Esquire
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Sun American Bancorp
Form S-4 Filed December 19, 2006
File 333-139460

Dear Mr. Clampitt:

On behalf of our client, Sun American Bancorp (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated January 8, 2007 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Prospectus Cover

1.

To the extent meaningful, please provide the latest Independent trading price known to Management.  Please also provide this information in the summary, together with a more complete description of the trading market and, in the body of the filing, provide the stock price information required by Item 201(a)(iii).

The management of Independent Community Bank has advised us that it has no knowledge of the prices at which any trades in its common stock were effected.  Since Independent Community Bank serves as its own transfer agent, it knows that there have been a minimal number of private sales of its stock but it does not know the prices at which such sales occurred.  Disclosure has been revised on the cover page of the prospectus and page 17 to reflect this information.

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

January 30, 2007

What will I receive in the merger, page 1

2.

If correct, please revise this and other related disclosure to clarify that the cash and stock to be received will be equal to 42% and 58%, not “not more than 42%.”

The exact percentage of merger consideration paid in cash and stock is not just equal to a 42%/58% split due to the treatment of fractional shares.  Independent Community Bank shareholders will receive (i) an aggregate cash amount of $15,813,486.00 plus the amount necessary to pay for all fractional shares cancelled, subject to adjustment for options exercised prior to the effective time of the merger, and (ii) an aggregate number of 4,044,013 shares of Sun American Bancorp common stock, subject to adjustment for options exercised prior to the effective time of the merger.  In the allocation process, 42% of the shares of Independent Community Bank common stock outstanding will be converted to cash and distributed to Independent Community Bank shareholders.  Following that allocation, the remaining shares of Independent Community Bank common stock will be converted to shares of Sun American Bancorp common stock, but only those shares of Independent Community Bank common stock converted to whole shares of Sun American Bancorp common stock will be distributed to Independent Community Bank shareholders; fractional shares of Independent Community Bank common stock, if any, will be cancelled, converted to cash and distributed as such.  As a result of the payment of fractional shares in cash, the actual percentage of the merger consideration paid in shares of Sun American Bancorp common stock will likely be less than 58%.

Why is my vote important, page 2

3.

Where appropriate in the summary, please disclose the significant percentage of shares controlled by officers and directors, how these shares are expected to be voted, if known, and the consequences of this situation on passage.  If you do not know how they will be voted, please say so.

Directors and executive officers control approximately 40.7% of the outstanding Independent Community Bank common stock (excluding options).  Directors, other than Tim Leathers, are legally obligated and officers intend to vote for the merger transaction.  The disclosure has been revised on page 2 of the prospectus in response to this comment.

January 30, 2007

Cautionary Statement, page 4

4.

As required by the Plain English rules, please move this information to a point after the forepart, that is, after the risk factor section.

The cautionary statement has been moved after the risk factors section and appears on page 27.

Merger Consideration, page 7

5.

Please disclose who owns the referenced options and, if you know, whether these owners plan to exercise them prior to closing.

The outstanding options of Independent Community Bank are held by its directors and officers and employees.  Additional disclosure related to the ownership of these options is disclosed on pages 6 and 46.  The Company does not know at this time which options, if any, will be exercised prior to closing.  A statement to this effect has been added on pages 6 and 46.

6.

In an appropriate place in the summary, please disclose the intentions of officers and directors to select cash or stock.  Also, disclose any contractual commitment for these persons to receive cash or stock.  As warranted, discuss the impact of this situation on ordinary shareholders.

The following disclosure has been added on page 6-7:

Directors and officers of Independent Community Bank collectively own approximately 443,497 shares, or 40.7%, of the outstanding Independent Community Bank common stock (exclusive of options).  Such individuals have the right to acquire an additional 117,906 shares of Independent Community Bank stock pursuant to the exercise of options.  The directors and officers of Independent Community Bank are not contractually obligated to select either cash or stock as merger consideration.  Currently, the Company is not aware of any decision by such individuals with respect to their election of the type of merger consideration they wish to receive.  If directors and officers elected to receive cash for the approximately 40.7% of the outstanding shares of Independent Community Bank common stock owned by them, the other shareholders electing to receive cash as merger consideration, as well as these directors and officers electing cash, may not receive all of the merger consideration requested in cash.

January 30, 2007

7.

This section and the next are difficult to understand.  Please revise the forepart to use plain English that is meaningful to an ordinary reader.  Avoid discussing the legal mechanics of the transaction and avoid legal jargon.  For example, avoid references to the merger agreement and avoid legalist phrases and terms such as “the right to elect to receive” and “right to convert,” “such,” and “of which.”  Consider beginning the first sentence with “you will be able to choose either cash.”  We note, for example, your related disclosure on page 1.

The disclosure on page 6 has been revised as requested.

Allocation Process, page 8

8.

This section appears to be word for word from the text beginning on page 48.  Please revise this section to provide a meaningful summary.  Given the complexity of this situation, consider providing a more detailed reference to the body of the filing for more complete information.  The most important thing for your readers seems to be that the cash and stock to be received will most likely be adjusted to reach the 42% and 58% levels.

The disclosure has been revised on page 7 as requested.

Recent Developments…, page 14

9.

This section appears to be unusually long and complex for the matter described.  If this acquisition has been completed please revise your filing to reflect the current situation.  Also please provide a reference to the textual disclosure and financial information for Beach Bank included later in the prospectus.

The disclosure has been revised on pages 12-13 in response to this comment.

10.

Please disclose the FDIC order under which Beach is operating and disclose whether Beach is in compliance.  Disclose the extent to which the acquisition by Sun will affect the order.  Note also on page 175, including complete disclosure about any noncompliance.  Please also reference this matter at Legal Proceedings, page 174.

Disclosure has been added on page 13 and page 169 regarding the FDIC order.  This matter is also referenced at Legal Proceedings, pages 167-168.

January 30, 2007

Risk Factors, page 21

11.

You have included an unusual number of risk factors.  Please avoid generic risk factors so that your readers can focus on the most important risks.  For example, consider the need for, but do not limit yourself to, all of the risk factors on page 24, the first two on page 26, the second on page 27 and the first three on page 29.  These do not seem to represent any unusual risk.  If retained, for each risk factor, either identify the particular circumstances that warrant inclusion, with quantification where appropriate, or specifically indicate that you are not aware of any particular problem.

The disclosure in the risk factor section has been revised in response to this comment.

We may fail to realize all of the anticipate benefits…, page 22

12.

The most important risk here seems to be the FDIC order against Beach.  Please revise the heading and text to focus on this risk.

The risk factor has been revised as requested.

Independent Community Bank directors…, page 22

13.

Describe in the forepart, with quantification, the significant interests of Independent’s officer and directors.  For example, disclose the nature of any continuing employment and quantify any significant change of control payments to be received.  Provide more detailed discussion in the body of the text, as warranted.

The requested disclosure has been added on page 19.  Detailed disclosure regarding the contracts and change in control payments appears on pages 36 through 37.

If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 215-569-5488, Yelena Barychev at 215-569-5737 or Joshua Strober at 215-569-5491.

Very truly yours,

/s/ Jane K. Storero

Jane K. Storero

JKS/dk

cc:

David Lyon

Michael Golden

Robert Nichols

January 30, 2007

Timothy Leathers

Paul Lynch, Esquire

William Knibloe

Amanda Stevens

Ed Hacker

Yelena Barychev

Joshua Strober

Bruce Rosetto